

November 7, 2014

Via E-mail
Mr. Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re:** **Genesis Energy, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 27, 2014**
> **Form 8-K filed October 30, 2014**
> **File No. 001-12295**

Dear Mr. Deere:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 3 – Acquisitions and Divestitures, page F-10

1.   We note that you acquired substantially all of the assets of the downstream transportation business of Hornbeck Offshore Services, Inc. in August 2013. Disclosure in your filing states that the total acquisition cost has been allocated to fixed assets, but it does not appear that you have provided disclosure showing the amounts recognized by financial statement line item. Please revise your disclosure accordingly. Refer to FASB ASC 805-10-50.

Note 10 – Debt, page F-18

2.   We note that your senior unsecured notes are fully and unconditionally guaranteed, jointly and severally, by certain of your 100% owned domestic subsidiaries. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

Form 8-K filed October 30, 2014

3.   Beginning in the current year, we note that you began deducting maintenance capital utilized instead of maintenance capital expenditures in calculating the non-GAAP measure "Available Cash before Reserves." Please tell us about your basis for making this change and explain how the revised measure provides information that is comparatively more useful to an investor. As part of your response, please address the impact of calculating maintenance capital utilized in a manner that only reflects the realization and / or utilization of maintenance capital expenditures incurred since December 31, 2013.

4.   It appears that the adjustment for maintenance capital utilized in your calculation of Available Cash before Reserves for the period ended September 30, 2013 is equal to the adjustment for maintenance capital expenditures made in calculating this non-GAAP measure in your Form 8-K filed on November 1, 2013. Please tell us whether the adjustment for maintenance capital utilized was determined on the same basis in each period presented in your Form 8-K filed on October 30, 2014 and, if not, revise to provide disclosure that more accurately describes the nature of each adjustment.

5.   Your disclosure states that the most useful maintenance capital utilized amount is that portion of the amount of previously incurred maintenance capital expenditures that is realized and / or utilized during the relevant quarter. Please explain how the adjustment to your calculation of Available Cash before Reserves to subtract maintenance capital utilized rather than maintenance capital expenditures better aids investors in determining whether you are generating cash flows at a level that can support a quarterly cash distribution. As part of your response, please tell us whether the subtraction of maintenance capital expenditures under your prior method of calculating Available Cash before Reserves represented amounts actually incurred during the period.

6.   You state that maintenance capital utilized is determined based on maintenance capital expenditures incurred for each project / component in prior periods allocated ratably over the useful lives of those projects / components. Please provide us with additional information explaining the basis on which you calculate maintenance capital utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief